FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the year ended June 30, 2005 and the unaudited consolidated financial statements for the six months ended December 31, 2005. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of January 27, 2006.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward- looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The following sections use the terms ‘indicated resources’ and ‘inferred resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize them. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1.2            Overview

Farallon is a mineral exploration company that is focused on the exploration and development of base and precious metals deposits at the Campo Morado Property in Guerrero State, Mexico. The Campo Morado property hosts one of the largest polymetallic mineral systems in Mexico. Mineral resources have been outlined in six deposits to date with numerous other targets yet to be fully explored.

A multi-faceted exploration and mine development program including drilling, preliminary engineering, metallurgical testing, environmental planning, as well as government and community engagement and communications, was re-initiated in 2004. Since that time, significant progress has been made toward the Company’s goal to advance the Campo Morado Project through feasibility and mine development by 2009.

Some 65,000 metres of exploration and deposit delineation drilling has been completed since August 2004. Of this 50,000 metres were drilled from January to December 2005, resulting in the expansion of the El Largo deposit and the discovery and partial delineation of the G-9 deposit – the highest grade massive sulphide deposit discovered at Campo Morado to date.

In the quarter ended December 31, 2005, ongoing drilling led to an expansion of the G-9 deposit. An initial estimate of the resource in G-9 deposit was also announced during the quarter. Based on drilling to

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

early November 2005, inferred resources were estimated to be 3.6 million tonnes grading 3.2 g/t gold, 204 g/t silver, 1.4% copper, 1.1% lead and 8.3% zinc at a US$90 Gross Metal Value per tonne cut-off.

The 2006 site program began on January 10, 2006. Drilling is focused on the delineation of the G-9 deposit. Engineering programs are continuing concurrently with this drilling program, and include metallurgical testwork and other work to integrate G-9 into the mine plan for the project.

Prior to the G-9 discovery, the Company was focused on the completion of a Pre-feasibility Study for the project by the end of 2005. However, the significance of the G-9 discovery resulted in a change of schedule. The current plan is to complete a preliminary economic assessment of the project, which includes the inferred resources currently outlined at G-9 as well as the indicated and inferred resources at Reforma, Naranjo, El Rey and El Largo, by the end of March 2006. Additional drilling is required to define the G-9 deposit to at least an indicated category. As a result, completion of the Pre-feasibility Study has been delayed until later in 2006.

1.2.1        Property Activities

Drilling

Drilling at G-9 has traced the deposit along a southeast to northwest trend. The high grade nature and the excellent length of the intersections so far significantly enhance the development potential of the entire Campo Morado project.

A preliminary estimate of the resource at G-9 was completed by Farallon’s geological staff based on internal modeling, using the 51 drill holes reported to early November. The analysis utilized 3-dimensional (3D) Vulcan modelling techniques and internal factors established from prior experience with Campo Morado deposits. To the time of the estimated, the dimensions of the G-9 deposit were approximately 500 metres by 250 metres, with an average thickness of 10 to 20 metres. Inferred mineral resources, at various GMV/t cut-offs, are as follows:

G-9 DEPOSIT INFERRED MINERAL RESOURCES
NOVEMBER 2005

Cut-Off GMV/t	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au EQ1 (g/t)	Ag EQ2 (g/t)	Cu EQ3 (%)	Zn EQ4 (%)
90	3,600,000	3.2	204	1.4	1.1	8.3	17.0	1,160	9.3	18.2
180	2,100,000	4.0	262	1.8	1.3	10.4	21.4	1,460	11.7	23.0
200	1,800,000	4.2	278	1.8	1.3	10.8	22.2	1,520	12.2	23.8

1. Gold Equivalent (Au EQ g/t): =(Au g/t)+(Ag g/t*0.17683/12.057)+(Cu %*22.046/12.057)+(Pb %*5.5116/12.057)+(Zn %*11.244/12.057)
2. Silver Equivalent (Ag EQ g/t): =(Au g/t*12.057/0.17683)+(Ag g/t)+(Cu %*22.046/0.17683)+(Pb %*5.5116/0.17683)+(Zn %*11.244/0.17683)
3. Copper Equivalent (Cu EQ %): =(Au g/t*12.057/22.046)+(Ag g/t*0.17683/22.046)+(Cu %)+(Pb %*5.5116/22.046)+(Zn %*11.244/22.046)
4. Zinc Equivalent (Zn EQ %): =(Au g/t*12.057/11.244)+(Ag g/t*0.17683/11.244)+(Cu %*22.046/11.244)+(Pb %*5.5116/11.244)+(Zn %)
Metal prices: Au US$375/oz; Ag US$5.5/oz; Cu US$1.00/lb; Pb US$0.25/lb; Zn US$0.51/lb

The in-house qualified person for the resource estimate is David Gaunt, P.Geo. A technical report describing the G-9 resource estimate is filed on www.sedar.com.

Delineation drilling continued at G-9 to mid December, and then resumed on January 10, 2006. During the quarter ending December 31, 2005, 5,086 metres were drilled at G-9. Results from holes drilled since the resource estimate was completed are tabulated below:

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole Number		From (m)	To (m)	Interval (m)	True Thickness (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
498		429.2	445.9	16.8	14.5	1.97	190	1.93	2.93	21.27
498	Incl	429.2	436.9	7.8	6.7	2.28	262	2.32	3.95	20.32
498		468.9	473.3	4.4	3.8	15.99	682	0.33	3.42	5.73
500		486.5	489.5	3.0	3.0	0.15	18	1.86	0.02	7.94
503		540.0	544.0	4.0	3.9	2.41	136	1.11	0.54	1.21
503		555.0	559.6	4.6	4.5	0.43	18	1.32	0.04	9.16
509		506.7	515.7	9.0	9.0	1.01	62	0.38	0.35	5.58
509		538.3	551.8	13.6	13.6	3.26	205	1.14	0.97	6.88
509	Incl	545.1	551.8	6.7	6.7	3.01	158	1.21	1.05	9.33
510		559.0	568.0	9.0	8.8	4.87	269	0.72	4.54	10.94
510	Incl	559.0	563.0	4.0	3.9	4.25	285	0.81	6.64	15.66
510		573.9	585.9	12.0	11.7	11.10	639	0.82	1.95	7.64
510	Incl	582.0	585.0	3.0	2.9	34.95	1930	0.70	2.86	5.78
510	Incl	583.0	585.0	2.0	2.0	45.70	2653	0.62	2.90	6.25
511		558.5	560.1	1.6	1.6	1.36	130	1.18	0.95	9.31
512		594.0	596.1	2.2	2.1	2.30	166	2.28	1.26	12.88
Holes 497, 499, 504-509 were also drilled at G-9 but did not return significant results.
Hole 514 was abandoned due to poor orientation.

Metallurgy

The main focus of the metallurgical test program during the quarter and ongoing into early 2006 will be the G-9 deposit.

A preliminary scoping level metallurgical test program was commenced at G&T Metallurgical Services Ltd. laboratory in Kamloops, British Columbia, in November 2005. The objectives of this program were to characterize four samples of G-9 mineralization with respect to chemical composition, mineralogical composition, mineral fragmentation, gold distribution and preliminary flotation response. Preliminary test data confirm that, in general, results for copper and zinc could be superior to those achieved from the Reforma, Naranjo and El Largo deposits, although the incremental improvement could be attributable to the comparatively higher sample grades and fragmentation characteristics of the G-9 mineralization. Gold and silver recoveries are not dissimilar to those typically achieved from other Campo Morado deposits. Concentrate grades, however, reflect the higher precious metal feed grades.

Thirteen additional samples of G-9 drill core intercepts have been selected for additional flotation test programs. Work is expected to commence in early February with results from the Phase 1 and Phase 2 expected by mid-March and early May, respectively.

Preliminary Assessment

Project Development work continues. In addition to the extensive metallurgical and resource studies, engineering work includes throughput rates, mine design, backfill requirements, plant site location, tailings dam design, access and power requirements are underway, as well as environmental and socioeconomic data gathering, and discussions with government authorities and local communities.

These programs are designed to provide the data necessary to complete a pre-feasibility study for the Campo Morado Project by later in 2006.

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

A Preliminary Assessment is scheduled for completion by the end of March 2006.

1.2.2        Activities during the quarter

The following activities were completed during the quarter ended December 31, 2005:

(i)	5085.86 meters of drilling in 11 holes to expand and delineate the G-9 deposit.

(iii)	Preliminary mine planning in all key areas, including:

  determination of an optimum mine production schedule for a 1000 tonnes per day operation and revamping plans to include mining of the G-9 deposit;
  initiating flotation and hydrometallurgical testwork on G-9 mineralization;
  ongoing collection of environmental and socioeconomic data; and
  continuing discussions with government and local communities.

(iii)	Office and general management activities.

1.2.3        Legal

(a)      Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001.

The Nevada action was concluded in favor of Farallon in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision is final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico which set aside the original ruling of October 25, 2001 and declared the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, the Company was notified of a lawsuit by David Hermiston, a plaintiff in a previous legal action regarding the ownership of the Company’s Campo Morado Property, which was successfully defended by the Company, making essentially the same allegations and seeking essentially the same remedies as three lawsuits previously initiated by him, each of which successfully upheld management’s position on the issues in question. In connection with this claim, a lien was paced on certain of Farallon Minera Mexicana’s (FMM) assets. Management's view is that his claim is without merit. The Company is vigorously defending the action; however, the outcome of this matter is currently not determinable.

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b)      Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

Wiltz Investment S.A. ("Wiltz") alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is, consequently, demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company's position is that the Company has never been notified of, nor has approved of, any transfer of rights to Wiltz. Furthermore, any potential further payments due to Minera Summit pursuant to the October 15, 1995 option agreement are due and payable (depending on the findings) on completion of a feasibility study. The Company's attorneys have filed documents to have these proceedings annulled and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was placed on certain of FMM's assets. Management's view is that this claim by Wiltz Investment S.A. is without merit and the Company is vigorously defending the action; however, the outcome of this matter is currently not determinable.

1.2.4        Market Trends

Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The trading prices of these metals have been increasing for more than two years.

The zinc price averaged US$0.48/lb in 2004 and US$0.62/lb in 2005. Zinc has continued to increase, averaging US$0.95/lb in January 2006. Copper averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. The copper price has averaged US$2.09/lb in January 2006. Lead prices averaged US$0.40/lb in 2004 and US$0.43/lb in 2005. Lead prices have also increased in 2006, averaging US$0.55/lb over the month of January.

The average gold price increased from an average of US$410/oz in 2004 to US$445/oz in 2005. Gold prices have continued to increase, averaging US$549/oz in January 2006. The silver price averaged US$6.69/oz in 2004 and has averaged US$7.32/oz in 2005. Silver prices continue to increase in 2006, averaging US$9.11/oz in January.

The outlook for all these metals remains favourable for the foreseeable future. The Company continues to monitor long term metal forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2005, 2004, and 2003 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2005	2004	2003
Current assets	$14,649	$5,837	$217
Mineral properties	8,963	8,963	8,963
Other assets	384	89	129
Total assets	23,996	14,889	9,309

Current liabilities	722	145	894
Shareholders’ equity	23,274	14,744	8,415
Total liabilities and shareholders’ equity	23,996	14,889	9,309

Working capital (deficiency)	13,927	5,692	(677)

Expenses
Exploration	8,752	465	304
Conference and travel	207	124	29
Foreign exchange	(19)	274	52
Interest expense	–	41	41
Interest and other income	(269)	(76)	(17)
Legal, accounting and audit	1,242	757	411
Office and administration	1,128	392	298
Shareholder communications	621	27	35
Bad debt recovery	–	(426)	–
Gain on sale of equipment	(3)	–	–
Recovery of value-added taxes paid	–	–	(212)
Subtotal	11,659	1,578	941
Stock-based compensation - exploration	366	339	–
Stock-based compensation - office and administration	406	492	2
Loss for the year	12,431	2,409	943

Basic and diluted loss per share	$(0.15)	$(0.05)	$(0.03)

Weighted average number of
common shares outstanding	80,437,034	45,799,254	32,573,349

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2005	2005	2005	2005	2004	2004	2004	2004
Current assets	$11,293	$12,059	$14,649	$17,878	$20,794	$4,601	$5,837	$5,708
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	331	369	384	179	142	147	89	99
Total assets	20,587	21,391	23,996	27,020	29,899	13,711	14,889	14,770

Current liabilities	461	553	722	558	377	359	145	51
Shareholders’ equity	20,126	20,838	23,274	26,462	29,522	13,352	14,744	14,719
Total liabilities and equity	20,587	21,391	23,996	27,020	29,899	13,711	14,889	14,770

Working capital (deficiency)	10,832	11,505	13,927	17,320	20,417	4,242	5,692	5,657

Expenses
Exploration	1,774	2,443	3,475	2,702	1,473	1,101	215	132
Conference and travel	165	56	60	46	56	45	70	9
Foreign exchange loss (gain)	8	(601)	228	210	(217)	(240)	211	67
Interest expense	–	–	–	–	–	–	–	–
Legal, accounting and audit	195	126	333	157	213	540	374	175
Office and administration	416	498	358	217	285	267	62	277
Shareholder communications	527	27	29	18	557	17	8	5
Subtotal	3,085	2,549	4,483	3,350	2,367	1,730	940	665
Stock-based compensation	12	483	81	30	141	521	127	135
Recovery of accounts receivable
previously written off	–	–	–	–	–	–	–	(426)
(Gain) loss on disposal of
equipment	–	–	(3)	–	2	(2)	–	–
Interest income	(71)	(80)	(99)	(113)	(32)	(24)	(29)	(40)

Loss for the period	3,026	2,952	4,462	3,267	2,478	2,225	1,038	334

Basic and diluted loss per
share	$(0.03)	$(0.03)	$(0.05)	$(0.03)	$(0.04)	$(0.04)	$(0.02)	$(0.01)

Weighted average number of
common shares outstanding
(thousands)	99,362	99,309	96,890	96,081	69,130	60,166	58,979	55,255

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Results of Operations

Loss for the six months ended December 31, 2005, increased to $5,976,470, from $4,703,235 in the same period of the previous fiscal year. The increase is due to increased exploration activities at the Campo Morado property.

Expenses, excluding stock-based compensation, foreign exchange, interest income, and gain on sale of equipment, increased to $6,226,447, from $4,554,607 in the same period of the previous fiscal year.

Exploration expenses for the six months ended December 31, 2005, excluding stock-based compensation, increased to $4,217,342 compared to $2,574,499 in the same period in the previous year. The main exploration expenditures were drilling (2006 – $1,532,395; 2005 – $1,094,480), engineering (2006– $1,328,550; 2004 – $493,815), and site activities (2006 – $600,544; 2005 –$425,964). The increase in drilling expense during the period was due to an increase in drill footage at Campo Morado. Drilling did not start in the prior year until August 2004. Higher engineering expenses in fiscal 2006 were mainly due to wages paid for project engineering, metallurgical investigations, a pilot plant study, and open pit design studies. Site activities increased in fiscal 2006 due to a greater number of site contractors being employed at the Company’s Campo Morado property.

Interest income increased to $151,084 for the six months ended December 31, 2005 compared to $56,373 for the same period in the previous fiscal year due to higher cash balances on hand.

Legal, accounting and audit expenses decreased to $321,075 for the six months ended December 31, 2005 compared to $752,822 for the same period in the previous year, primarily due to fees paid to legal advisors in the previous fiscal period to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $1,000,000 in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unsuccessful judgment and the Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation. Office and administration costs increased to $913,433 compared to $552,079 for the same period in fiscal 2005 due to an increase in costs for salaries and insurance to support the increased activities at Campo Morado.

Foreign exchange gain increased to $593,600 for the six months ended December 31, 2005 compared to $456,630 in the same period in the 2005 fiscal year, due to the Canadian dollar strengthening vis-a-vis the US dollar. The Company holds most of its funds in Canadian dollars.

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results or changes in metal prices.

At December 31, 2005, the Company had working capital of approximately $10.8 million, which is sufficient to fund its known commitments over the balance of fiscal 2006. The Company budgets in six-month increments. The planned expenditures for January 2006 to June 2006 is $8.6 million. An additional budget will be required to complete pre-feasibility work, scheduled for completion by the end of 2006. As the Company chooses to proceed on its future exploration and development programs, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases. During the year ended June 30, 2005, the Company entered into legal services agreements which commit the Company to expenditures aggregating up to approximately US$1,000,000.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

At December 31, 2005, Farallon has working capital of approximately $10.8 million, as compared to $11.5 million at September 30, 2005, and has no long term debt.

At December 31, 2005, the Company had 104.9 million common shares issued and outstanding.

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries, Tecnicos HD de Mexico, SA de CV, Servicios HD de Mexico, SA de CV, and Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company,

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the six months ended December 31, 2005, the Company paid HDI $2,590,772 for these services, as compared to $1,116,864 in fiscal 2005.

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services to the Company on a full cost recovery basis. The Company paid $5,408 to HDGI, an increase from $5,110 paid in fiscal 2005.

During the six months ended December 31, 2005, the Company paid $nil (2005 – $25,085) to a private company owned by a director for engineering and project management services at market rates.

1.10           Fourth Quarter

Not applicable.

1.11           Proposed Transactions

None.

1.12           Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying interim financial statements and note 3 of the Company’s annual financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset Retirement Obligations

During the year ended June 30, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("HB 3110"). This standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented, however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

1.13           Changes in Accounting Policies including Initial Adoption

Variable interest entities

Effective July 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE’s.

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14           Financial Instruments and Other Instruments

None.

1.15           Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2         Disclosure of Outstanding Share Data

The following details the share capital structure as at January 31, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				104,797,331

Share purchase options	June 21, 2006	$ 0.60	415,000
	June 21, 2006	$ 0.65	155,000
	June 21, 2006	$ 0.70	1,757,500
	June 1, 2007	$ 0.60	50,000
	June 22, 2007	$ 0.60	240,000
	June 22, 2007	$ 0.74	275,000
	September 28, 2007	$ 0.58	2,145,000
	December 14, 2007	$ 0.52	15,000	5,052,500

Warrants	December 31, 2006	$ 0.80	28,571,877	28,571,877

FARALLON RESOURCES LTD.
SIX MONTHS ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US mining reporting standards. For US mining reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No construction or mining permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available to the Company on terms acceptable to the Company, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The economics of the Company’s projects are sensitive to the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These exchange rates have been subject to large fluctuations in the past several years.